UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

12013436

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC Mail Processing Section RECEIVED FEB 29 2012 Washington, DC

SEC FILE NUMBER
8- 52877

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JVB FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. MILITARY TRAIL, SUITE 200
(No. and Street)

BOCA RATON (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT DOBIE 215-701-9678
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET ST. (Address), SUITE 3100, PHILADELPHIA (City), PA (State) 19103 (Zip Code)

**CHECK ONE:**

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Robert D. Dobie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JVB Financial Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

**JVB Financial Group, LLC (a wholly owned subsidiary of JVB Financial Holdings, LLC)**

December 31, 2011

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
JVB Financial Group, LLC

We have audited the accompanying statement of financial condition of JVB Financial Group, LLC, (the Company), a wholly owned subsidiary of JVB Financial Holdings, LLC, as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

**JVB FINANCIAL GROUP, LLC**
**(a wholly owned subsidiary of JVB Financial Holdings, LLC)**
**Statement of Financial Condition**
**December 31, 2011**
**(Dollars in thousands)**

Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 114 |
| Receivables from brokers, dealers, and clearing agencies | | 11,841 |
| Due from related parties | | 11 |
| Investments - trading | | 34,994 |
| Other assets | | 395 |
| Total assets | $ | 47,355 |
| | | |
| Accounts payable and other liabilities | $ | 200 |
| Payables to brokers, dealers and clearing agencies | | 24,633 |
| Accrued compensation | | 1,748 |
| Due to related parties | | 34 |
| Securities sold, not yet purchased | | 7,297 |
| Total liabilities | | 33,912 |
| | | |
| Member's equity | | 13,443 |
| Total liabilities and member's equity | $ | 47,355 |

See accompanying notes to the financial statements

**JVB FINANCIAL GROUP, LLC**

**(a wholly owned subsidiary of JVB Financial Holdings, LLC)**

**Statement of Operations**

**For the Year Ended December 31, 2011**

**( Dollars in thousands)**

| | | |
|---|---|---|
| Revenues | | |
| Net trading | $ | 18,600 |
| Total revenues | | 18,600 |
| Operating expenses | | |
| Compensation and benefits | | 14,573 |
| Business development, occupancy, equipment | | 631 |
| Subscriptions, clearing, and execution | | 2,883 |
| Professional fees and other operating | | 447 |
| Management fee expense | | 12 |
| Total operating expenses | | 18,546 |
| Net Income | $ | 54 |

See accompanying notes to the financial statements

**JVB FINANCIAL GROUP, LLC**
**(a wholly owned subsidiary of JVB Financial Holdings, LLC)**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2011**
**(Dollars in thousands)**

| | | Member's equity |
|---|---|---|
| Balance at December 31, 2010 | $ | 9,389 |
| Contributions from the Operating LLC | | 4,000 |
| Net income | | 54 |
| Balance at December 31, 2011 | $ | 13,443 |

See accompanying notes to the financial statements

**JVB FINANCIAL GROUP, LLC**
**(a wholly owned subsidiary of JVB Financial Holdings, LLC)**
**Statement of Cash Flows**
**For the Year Ended December 31, 2011**
**(Dollars in thousands)**

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | 54 |
| Adjustment to reconcile net income to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Decrease in other receivables | | 254 |
| Increase in due from related parties | | 56 |
| Decrease in investments - trading, net | | (3,047) |
| Changes in receivables from/payables to brokers, dealers, and clearing agencies, net | | (4,763) |
| Increase in other assets | | (57) |
| Increase in accrued compensation | | 750 |
| Decrease in accounts payable and other liabilities | | (17) |
| Increase in securities sold, not yet purchased, net | | 2,796 |
| Net cash used in operating activities | | (3,974) |
| Cash flows provided by financing activities | | |
| Capital contributions from the Operating LLC | | 4,000 |
| Net cash provided by financing activities | | 4,000 |
| Net increase in cash and cash equivalents | | 26 |
| Cash and cash equivalents at the beginning of the year | | 88 |
| Cash and cash equivalents at the end of the year | $ | 114 |

See accompanying notes to the financial statements

(Dollars in thousands)

## 1. COMPANY AND FORMATION

JVB Financial Group, LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a Florida Limited Liability Company that is a wholly owned subsidiary of JVB Financial Holdings, LLC ("JVB"). Effective January 1, 2011, JVB is a wholly owned subsidiary of IFMI, LLC (the "Operating LLC"), which is a majority owned subsidiary of Institutional Financial Markets, Inc. ("IFMI").

The Company provides trade execution to broker dealers, and institutions and specializes in the following products: high grade corporate bonds, high yield corporate bonds, municipal bonds, asset backed securities, mortgage backed securities, collateralized mortgage obligations, certificates of deposit, commercial mortgage backed securities, residential mortgage backed securities, U.S. government bonds, U.S. government agency securities, whole loans, and other structured financial instruments.

All customer accounts are held and cleared through Pershing LLC, a subsidiary of The Bank of New York.

## 2. BASIS OF PRESENTATION

On January 13, 2011, IFMI and the Operating LLC completed its acquisition of JVB. The effective date of the acquisition of JVB for accounting purposes was January 1, 2011. IFMI and the Operating LLC acquired JVB for $16,831 in cash and shares of IFMI common stock. The purchase accounting entries were not pushed down to the Company's financial statements.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 28, 2012. No material subsequent events have occurred since December 31, 2011 and through February 28, 2012 that required recognition or disclosure in these financial statements.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

(Dollars in thousands)

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less.

C. *Receivables from and Payables to Brokers, Dealers and Clearing Agencies*

Receivables from brokers, dealers and clearing agencies consist of the following: (i) deposits with Pershing, LLC, the Company's clearing broker, to support the Company's securities trading activities and (ii) net receivables for funds to cover the securities sold and trades made with various counterparties that had not settled at December 31, 2011. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker. These payables are short term in nature. Margin payable accrues a financing charge at the broker call rate minus 10 basis points. As of December 31, 2011, the applicable broker call rate was 2%. See note 4.

D. *Financial Instruments*

The Company accounts for its investment securities at fair value under various accounting literature including FASB Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("FASB ASC 825").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See notes 5, 6, and 7 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income in the statement of changes in member's equity.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in investments-trading. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations

provided by pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

*Investments-trading*

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statements of operations.

*Trading Securities Sold, Not Yet Purchased*

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See notes 5, 6 and 7.

E. *Derivative Financial Instruments*

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a cash flow hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statement of financial condition and are included within investments-trading, and trading securities sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include purchase and sale agreements of "to-be-announced" securities ("TBAs"). TBAs are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. TBAs are accounted for as derivatives under FASB ASC 815 when either of the following conditions exists:
(i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. Otherwise, TBAs are recorded as a standard security trade. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Realized and unrealized gains and losses are recognized in net trading in the Company's statement of operations on a trade date basis. See note 7.

F. *Revenue Recognition*

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased in the statement of financial condition; and (ii) commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services or, when such quotations are unavailable, valuation models prepared by the Company's management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities. Such interest expense is recorded on an accrual basis.

G. *Other Comprehensive Income*

The Company reports all changes in comprehensive income in the statement of changes in member's equity. Comprehensive income includes net income.

H. *Due to/from Related Parties*

The Company periodically receives advances from or advances money to JVB, the Operating LLC and other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

I. *Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates, and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 6 for a discussion of the fair value hierarchy.

Cash and cash equivalents: Cash is carried at historical cost which is assumed to approximate fair value.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available.

Derivatives: These amounts are carried at fair value. Derivatives are included as a component of investments-trading and trading securities sold, not yet purchased. See notes 6 and 7. The fair value is based on quoted market prices on an exchange that is deemed to be active.

(Dollars in thousands)

*J. Recently Adopted Accounting Standards*

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends FASB Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additional disclosure requirements include transfers between Levels 1 and 2; and for Level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting Level 3 measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The amendments result in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The guidance provided in ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company's adoption of the provisions of ASU 2011-04 effective January 1, 2012 did not have a material effect on the Company's financial position and results of operations.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220), Presentation of Comprehensive Income,* ("ASU 2011-05") which requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in member's equity. The standard does not change the items that must be reported in other comprehensive income, how such items are measured or when they must be reclassified to net income. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB issued ASU No. 2011-12, *Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 defers the requirement that companies present reclassification adjustments and the effect of those reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. The effective dates for ASU 2011-12 are consistent with the effective dates for ASU 2011-05. Since ASU 2011-05 and ASU 2011-12 impact presentation only, the Company's adoption of the new guidance did not have an effect on the Company's financial condition, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"), which requires companies to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on a company's financial position. The amendments require enhanced disclosures by requiring improved information about financial statements and derivative instruments that are either (i) offset in accordance with current literature or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and interim periods within those annual periods. The disclosures required by ASU 2011-11 will be applied retrospectively for all comparative periods presented. The Company is currently evaluating the impact of ASU 2011-11 on its disclosures about offsetting assets and liabilities

## 4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from brokers, dealers, and clearing agencies consist of the following at December 31, 2011:

| RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING AGENCIES (Dollars in Thousands) | |
|---|---|
| | December 31, 2011 |
| Deposit with clearing organization | $ 100 |
| Unsettled regular way trades, net | 11,741 |
| | $ 11,841 |

Amounts payable to brokers, dealers, and clearing agencies consist of the following at December 31, 2011:

| PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES (Dollars in Thousands) | |
|---|---|
| | December 31, 2011 |
| Margin payable | $ 24,633 |
| | $ 24,633 |

Securities transactions are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition. The Company incurred interest on margin payable of $1,070 for the year ended December 31, 2011.

## 5. FINANCIAL INSTRUMENTS

*Investments-Trading*

The following table provides a detail of the investments classified as investments-trading as of December 31, 2011:

**INVESTMENTS - TRADING**
**(Dollars in Thousands)**

| Security Type | December 31, 2011 Cost | Fair Value | Unrealized Gain / (Loss) |
|---|---|---|---|
| U.S. government agency mortgage-backed securities and collateralized mortgage obligations | $ 5,458 | $ 5,567 | $ 109 |
| U.S. government agency debt securities | 14,568 | 14,600 | 32 |
| Commerical mortgage-backed securities | 199 | 200 | 1 |
| Residential mortgage-backed securities | 5,850 | 5,875 | 25 |
| U.S. Treasury securities | 100 | 100 | - |
| Interests in securitizations | 382 | 387 | 5 |
| Corporate bonds | 2,792 | 2,799 | 7 |
| Municipal bonds | 4,710 | 4,756 | 46 |
| Certificates of deposit | 708 | 710 | 2 |
| Total | $ 34,767 | $ 34,994 | $ 227 |

*Trading Securities Sold, Not Yet Purchased*

The following table shows the cost and carrying value of all trading securities sold, not yet purchased as of December 31, 2011:

**TRADING SECURITIES SOLD, NOT YET PURCHASED**
**(Dollars in Thousands)**

| Security Type | December 31, 2011 Cost | Carrying Value | Unrealized Gain / (Loss) |
|---|---|---|---|
| U.S. government agency mortgage-backed securities (1) | $ - | $ 16 | $ (16) |
| U.S. Treasury securities | 3,187 | 3,189 | (2) |
| Corporate bonds | 3,955 | 3,945 | 10 |
| Municipal bonds | 130 | 143 | (13) |
| Certificates of deposit | 4 | 4 | - |
| Total | $ 7,276 | $ 7,297 | $ (21) |

(1) Represents TBAs. See notes 3-E and 7.

The Company tries to manage its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities.

The Company included the change in unrealized gains in the amount of $577 in net trading revenue for the year ended December 31, 2011.

## 6. FAIR VALUE DISCLOSURES

*Fair Value Measurements*

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between

Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2011. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which reclassifications occur.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

FAIR VALUE HIEARCHY
(Dollars in Thousands)

| | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | December 31, 2011 Fair Value |
|---|---|---|---|---|
| Assets: | | | | |
| Investments-trading: | | | | |
| U.S. government agency mortgage-backed securities and collateralized mortgage obligations | $ - | $ 5,567 | $ - | $ 5,567 |
| U.S. government agency debt securities | 144 | 14,456 | - | 14,600 |
| Commerical mortgage-backed securities | - | 200 | - | 200 |
| Residential mortgage-backed securities | - | 943 | 4,932 | 5,875 |
| U.S. Treasury securities | 100 | - | - | 100 |
| Interests in securitizations | - | 387 | - | 387 |
| Corporate bonds | - | 2,799 | - | 2,799 |
| Municipal bonds | - | 4,756 | - | 4,756 |
| Certificates of deposit | - | 710 | - | 710 |
| Total investments-trading | $ 244 | $ 29,818 | $ 4,932 | $ 34,994 |

FAIR VALUE HIERARCHY
(Dollars in Thousands)

| | Quoted Prices in Active Markets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | December 31, 2011 Fair Value |
|---|---|---|---|---|
| Liabilities: | | | | |
| Trading securities sold, not yet purchased: | | | | |
| U.S. government agency mortgage-backed securities | $ - | $ 16 | $ - | $ 16 |
| U.S. Treasury securities | 3,189 | - | - | 3,189 |
| Corporate bonds | - | 3,945 | - | 3,945 |
| Municipal bonds | - | 143 | - | 143 |
| Certificates of deposit | - | 4 | - | 4 |
| Total trading securities sold, not yet purchased | $ 3,189 | $ 4,108 | $ - | $ 7,297 |

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the hierarchy of the estimate.

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations: These are securities which are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a Level 2 valuation in the hierarchy. In instances where the securities are either new issuances or experience illiquidity, such as collateralized mortgage obligations, more specifically agency inverse interest-only securities, principal only, and fixed interest only amongst others, the Company may use its own internal valuation models, which are based on an income approach. In some cases, the new issuances are senior in nature or fairly liquid, however due to the fact it is a new issuance, it is difficult to obtain third party pricing and the Company uses internal models to determine the fair value. In these cases, the Company will classify such an issuance as Level 3 within the hierarchy until it is able to obtain third party pricing. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. In general, the fair values of U.S. government agency, and mortgage-backed securities and collateralized mortgage obligations which are classified as level 3 are determined primarily using discounted cash flow and option adjusted spread methodologies. Key inputs to these models are interest rates and prepayment rates. Attributes of the underlying mortgage loans, in the case of collateralized mortgage obligations, that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value ratios; credit scores; documentation type; geographic location; weighted average loan age; originators; servicers; and historical prepayment. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. government agency debt securities are classified within Level 2.

Residential Mortgage-Backed Securities and Commercial Mortgage-Backed Securities: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction. The Company generally classifies the fair value of these securities within Level 2 of the valuation hierarchy. In instances where the Company is unable to obtain a reliable market price quotation from the third party pricing services and there are not substantially similar securities that trade frequently as the securities held in trading inventory, the Company determines the fair value of those securities by using its own internal valuation models, which are based on an income approach. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. Information utilized in the Company's internal valuation models include the security's credit rating, coupon rate, estimated prepayment speeds, expected weighted average life, collateral composition, estimated future interest rates, expected credit losses, credit enhancement, and recently executed transactions.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and the fair values of the U.S. Treasury securities that are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

Corporate Bonds: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy.

Municipal Bonds: Municipal bonds which include obligations of U.S. states, municipalities and political subdivisions primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own valuation models. In these cases, the Company will classify such securities as Level 3 within the hierarchy until it is able to obtain third party pricing.

Certificates of Deposit: The fair value of certificates of deposit is estimated using valuations provided by third-party pricing services. Certificates of deposit are generally recognized in Level 2 of the fair value hierarchy. However, in instances where the certificates of deposit are new issuances, or the payments of certificate of deposits are linked to an index, it may be difficult to obtain third party pricing and, in these cases, the Company uses internal models to determine fair value and the fair value is generally classified within Level 3 of the valuation hierarchy.

Derivatives: The Company accounts for TBAs as derivatives. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs are generally classified within Level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to value models, TBAs are classified in Level 3 of the fair value hierarchy. U.S. government agency mortgage-backed securities and collateralized mortgage obligations include TBAs. Unrealized gains on TBAs are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

Trading Securities Sold, Not Yet Purchased: The securities are valued using quoted active market prices of the securities sold and are generally categorized within Level 1 or 2 of the valuation hierarchy depending on the type of investment sold. For a discussion of the valuation methodology used for U.S. government agency mortgage-backed securities, refer to "U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations." For a discussion of the valuation methodology used for U.S. treasury securities, refer to "U.S. Treasury Securities." For a discussion of the valuation methodology for corporate bonds, refer to "Corporate Bonds." For a discussion of the valuation methodology for certificates of deposit, refer to "Certificates of Deposit. For a discussion of the valuation methodology for TBAs, refer to "Derivatives."

(Dollars in thousands)

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2011:

**LEVEL 3 INPUTS**
**Year Ended December 31, 2011**

| | January 1, 2011 | Net trading | Transfers in and/or (out), net of Level 3 | Purchases | Sales | December 31, 2011 | Unrealized gains /(losses) still held (1) |
|---|---|---|---|---|---|---|---|
| Assets: | | | | | | | |
| Investments-trading | | | | | | | |
| U.S. government agency mortgage-backed securities and collateralized mortgage obligations | $ - | $ 57 | $ - | $ 9,701 | $ (9,758) | $ - | $ - |
| Residential mortgage-backed securities | - | 58 | 7,044 | 2,136 | (4,306) | 4,932 | 16 |
| Municipal securities | - | 7 | - | 977 | (984) | - | - |
| Certificates of deposit | - | 3 | - | 761 | (764) | - | - |
| Total investments-trading | $ - | $ 125 | $ 7,044 | $ 13,575 | $ (15,812) | $ 4,932 | $ 16 |

(1) Represents the amount of total gains or losses for the period, included in earnings, relating to assets classified as Level 3 that are still held at December 31, 2011.

The transfer into Level 3 during the year occurred when the Company acquired a security in the first six months of 2011 and classified it as Level 2 as of June 30, 2011. As of September 30, 2011 and December 31, 2011, the Company classified it as level 3.

The circumstances that would result in transferring certain financial instruments from Level 2 to Level 3 in the fair value hierarchy would typically include what the Company believes to be a decrease in the availability, utility, and reliability of observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources.

Investments-trading: During the year ended December 31, 2011, there were transfers of $7,044 into Level 3 related to residential mortgage backed securities because the Company was unable to obtain reliable quotes and relied upon internal valuation models. During the year ended December 31, 2011, there were no transfers out of Level 3.

(Dollars in thousands)

## 7. DERIVATIVE FINANCIAL INSTRUMENTS

See note 3-E for a discussion of the Company's accounting policy on derivative financial instruments.

The Company may, from time to time, enter into the following derivative instruments:

*TBAs*

The Company trades U.S. Government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company enters in to the purchase and sale of TBAs. The Company carries the TBAs at fair value and includes them as a component of investments–trading or trading securities sold, not yet purchased in the Company's statement of financial condition. At December 31, 2011, the Company had entered into seven open TBA sale agreements in the notional amount of $4,325.

The following table presents the Company's derivative financial instruments and the amount and location of the fair value recognized in the statement of financial condition as of December 31, 2011.

**DERIVATIVE FINANCIAL INSTRUMENTS - STATEMENT OF FINANCIAL CONDITION INFORMATION**

| Derivative Financial Instruments Not Designated As Hedging Instruments under FASB ASC 815: | Balance Sheet Classification | Fair Value December 31, 2011 |
|---|---|---|
| TBAs | Trading securities sold, not yet purchased | $ (16) |
| | | $ (16) |

The following table presents the Company's derivative financial instruments and the amount and location of the net gain (loss) recognized in the statement of operations for the year ended December 31, 2011:

**DERIVATIVE FINANCIAL INSTRUMENTS - STATEMENT OF OPERATIONS INFORMATION**

| Derivative Financial Instruments Not Designated As Hedging Instruments under FASB ASC 815: | Income Statement Classification | Year ended December 31, 2011 |
|---|---|---|
| TBAs | Revenues - net trading | $ (547) |
| | | $ (547) |

(Dollars in thousands)

## 8. OTHER ASSETS AND ACCOUNTS PAYABLE AND OTHER LIABILITIES

Other assets include prepaid expenses and capitalized costs associated with the purchase of software licenses. The software license costs will be amortized into expense over three years beginning in January 2012. Other assets at December 31, 2011 included:

| OTHER ASSETS | | |
|---|---|---|
| Prepaid expenses | $ | 381 |
| Software licenses | | 14 |
| | $ | 395 |

Accounts payable and other liabilities include accounts payable, payroll tax liabilities and other general accrued expenses.

| ACCOUNTS PAYABLE AND OTHER LIABILITIES | | |
|---|---|---|
| Accounts payable | $ | 85 |
| Payroll taxes payable | | 68 |
| Other general accrued expenses | | 47 |
| | $ | 200 |

## 9. ACCRUED COMPENSATION

Accrued compensation consists of salary and bonus expense incurred by the Company for services provided by the Company's employees.

## 10. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. Under the plan, the Operating LLC matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $154 for the year ended December 31, 2011.

## 11. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

(Dollars in thousands)

## 12. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $132 as of December 31, 2011. As of December 31, 2011, the Company's adjusted net capital was $9,558 which exceeds the minimum requirements by $9,426.

## 13. RESERVE REQUIREMENTS

As of December 31, 2011, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

## 14. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing, LLC whereby Pershing, LLC acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a minimum $100 deposit throughout the life of the contract.

*Indemnifications*

The Company with its clearing agent Pershing, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of Pershing, LLC has acted improperly.

*Contingencies*

From time to time, the Company, may be named as a defendant in various legal actions, arbitration claims, and other litigation arising in connection with the conduct of its business activities.

In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

## 15. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2011. The transactions are listed by related party.

A. *JVB, the parent company*

The Company incurred expenses of $12 for the year ended December 31, 2011 for reimbursement of certain tax expenses incurred by JVB and passed through to the Company.

B. *JVB Financial Inc.*

JVB Financial Inc. is an affiliate of the Company. The Company shares office space with this entity. The Company incurred expenses for rent of approximately $105 related to this entity for the year ended December 31, 2011.

C. *The Operating LLC*

During the year ended December 31, 2011, the Operating LLC made total capital contributions of $4,000 in cash. The Operating LLC and IFMI issued share based compensation to certain employees of the Company. The Company incurred $1,349 of expense related to this arrangement and reimbursed the Operating LLC. See note 10.

D. Employees

The Company makes routine advances to employees from time to time.

The following table summarizes the outstanding due from/due to related parties. These amounts may result from normal operating advances or from timing differences between the transactions disclosed above and final settlement of those transactions in cash. All amounts are non-interest bearing.

**DUE FROM/DUE TO RELATED PARTIES**
**(Dollars in Thousands)**

| | December 31, 2011 |
|---|---|
| Employees | $ 11 |
| Total Due from Related Parties | $ 11 |
| | |
| Operating LLC | $ 34 |
| Total Due to Related Parties | $ 34 |

## 16. CONCENTRATION OF CREDIT RISK

As of December 31, 2011, the Company held all of its cash and cash equivalents with Wells Fargo bank. From time to time, the balances may exceed federally insured limits. If this institution failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

The Company's trading activities are primarily with Pershing, LLC. All securities transactions of the Company are cleared by this firm pursuant to a customer agreement. At December 31, 2011, all the investments in securities are positions held with this broker.

SUPPLEMENTARY INFORMATION

JVB Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Holdings, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2011
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

| Net Capital Calculation | | | | |
|---|---|---|---|---|
| Net Capital | | | | |
| Member's Capital | | | $ | 13,443 |
| Deductions | | | | |
| Non allowable assets | | | | (406) |
| Tentative net capital | | | | 13,037 |
| Haircuts on investments | | | | (3,051) |
| Undue concentration | | | | (428) |
| Total Deductions | | | | (3,479) |
| Net Capital | | | | 9,558 |
| Total liabilities per balance sheet | $ | 33,912 | | |
| Less: payables to brokers, dealers, and clearing agencies | | (24,633) | | |
| Less: securities sold, not yet purchased | | (7,297) | | |
| Aggregate indebtedness | $ | 1,982 | | |
| Net capital ratio | | 6.67% | | |
| Minimum net capital required | | | | 132 |
| Excess net capital | | | $ | 9,426 |
| Ratio of aggregate indebtedness to net capital | | | | 21% |
| Reconciliation: | | | | |
| Net capital, per unaudited December 31, 2011 FOCUS report, filed | | | $ | 9,558 |
| Net audit adjustments | | | | - |
| | | | $ | 9,558 |

Grant Thornton

**Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3**

Audit • Tax • Advisory
**Grant Thornton LLP**
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Board of Managers
JVB Financial Group, LLC

In planning and performing our audit of the financial statements of JVB Financial Group, LLC (the Company), a wholly owned subsidiary of JVB Financial Holdings, LLC, as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

**Report of Independent Registered Public Accounting Firm**

The Board of Managers
JVB Financial Group, LLC

We In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by JVB Financial Group, LLC (the Company) and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2012

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052877 FINRA DEC
JVB FINANCIAL GROUP LLC 17*17
2700 N MILITARY TRL STE 200
BOCA RATON FL 33431-6394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Katharine Vacca 561-939-1211

2. A. General Assessment (item 2e from page 2) $ 42,589

B. Less payment made with SIPC-6 filed (exclude interest) ( 20,852 )

__________
Date Paid

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 21,737

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 21,737

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JVB Financial Group, LLC
(Name of Corporation, Partnership or other organization)

Katharine E Vacca
(Authorized Signature)

CCO
(Title)

Dated the 2 day of February, 2012.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2011 and ending Dec. 31, 2011

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 20,809,087 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3989 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 666,491 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 882,214 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2220,755 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______ | |
| Enter the greater of line (i) or (ii) | 2220,755 |
| Total deductions | 3773,449 |
| 2d. SIPC Net Operating Revenues | $ 17,035,638 |
| 2e. General Assessment @ .0025 | $ 42,589 |

(to page 1, line 2.A.)